                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                 Immunogen, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.01 par value share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45253H101
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                                 (CUSIP Number)

                              Wayne D. Bloch, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                                   Page 1 of 7

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CUSIP No.45253H101                                            Page 2 of 7 Pages
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- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Capital Ventures International
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) / /

                                                       (b) / /
- --------------------------------------------------------------------------------
3 SEC USE ONLY

- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                          / /
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Cayman Islands
- --------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

NUMBER OF
SHARES                   1,500,000**
BENEFICIALLY             -----------------------------------------------------
OWNED BY         8       SHARED VOTING POWER
EACH
REPORTING                N/A
PERSON                   -----------------------------------------------------
WITH             9       SOLE DISPOSITIVE POWER

                         1,500,000**
                         -----------------------------------------------------

                 10      SHARED DISPOSITIVE POWER

                         N/A
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,500,000**
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*                              / /
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8% ***
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

               CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Based on the closing bid price for the Common Stock on March 22, 1996 of $2.50 as reported on The NASDAQ National Market.
*** Based on 15,526,367 shares of Common Stock outstanding on March 22, 1996.

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CUSIP No.45253H101                                            Page 3 of 7 Pages
- ------------------                                            -----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                 IMMUNOGEN, INC.

                  This Report filed by Capital Ventures International ("CVI") is its initial filing on Schedule 13D with respect to the common stock, $.01 par value per share (the "Common Stock"), of Immunogen, Inc. (the "Company").

                  The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits hereto.

Item 1. Security and Issuer

                  The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive office of the Company is located at 128 Sidney Street, Cambridge, MA 02139.

Item 2. Identity and Background

                  CVI is an unlimited liability company organized under the laws of the Cayman Islands with its principal place of business and principal office located at One Capitol Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, BWI.

                  CVI is engaged in the purchase of securities for investment.

                  The entire share capital of CVI is owned by the following entities in the stated percentages.

                  Mu Trading, Inc. ("Mu Trading") owns 44% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Mu Trading's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Mu Trading is owned 100% by Jeffrey Yass, a U.S. citizen and an investor with a business address of 1900 Market Street, 6th Floor, Philadelphia, PA 19103. Mr. Yass is the sole director and executive officer of Mu Trading.

                  Rattan, Inc. ("Rattan") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Rattan's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Rattan is owned 100% by Eric Brooks, a U.S. citizen and an investor with a business address of 1900 Market Street, 6th Floor, Philadelphia, PA 19103. Mr. Brooks is the sole director and executive officer of Rattan.

                  Lobby, Inc. ("Lobby") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Lobby's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Lobby is owned 100% by Arthur Dantchik, a U.S. citizen and an investor with a business address of 1900 Market Street, 6th Floor, Philadelphia, PA 19103. Mr. Dantchik is the sole director and executive officer of Lobby.

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CUSIP No.45253H101                                            Page 4 of 7 Pages
- ------------------                                            -----------------


                  East Bay, Inc. ("East Bay") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. East Bay's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. East Bay is owned 100% by Andrew Frost, a U.S. citizen and an investor with a business address of 1900 Market Street, 6th Floor, Philadelphia, PA 19103. Mr. Frost is the sole director and executive officer of East Bay.

                  Selt, Inc. ("Selt") owns 14% of CVI and is a Delaware corporation which does not conduct business other than as a holding company for subsidiary operating companies engaged in the securities business. Selt's principal place of business and principal office are located at 42 Reads Way, New Castle, DE 19720. Selt is owned 100% by Joel Greenberg, a U.S. citizen and an investor with a business address of 1900 Market Street, 6th Floor, Philadelphia, PA 19103. Mr. Greenberg is the sole director and executive officer of Selt.

                  Each of the individuals referred to above (the "Principals") conducts his principal business activities through Susquehanna Investment Group ("SIG") and its related companies. SIG's principal place of business and principal office are located at 1900 Market Street, 6th Floor, Philadelphia, PA 19103. CVI's directors are comprised solely by the Principals, except for director Ian Wight, a U.K. Citizen and a trust accountant with a business address of RHB Trust Company, Ltd, 1 Capitol Place, Grand Cayman, Cayman Islands, BWI. The executive officers of CVI are Richard Douglas, a U.K. Citizen and a trust accountant, and Woodbourne Associates (Cayman) Ltd., a nominee company located in the Cayman Islands.

                  During the last five years, neither CVI, nor to the best of CVI's knowledge, any individual or entity named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

                  CVI is a party to a Securities Purchase Agreement with the Company, dated as of March 15, 1996, pursuant to which CVI agreed to acquire for purposes of investment convertible debentures in the aggregate principal amount of $5,000,000 (the "Debentures"). The aggregate purchase price of the Debentures is $5,000,000. Pursuant to the terms of the Securities Purchase Agreement, two Debentures, each in an aggregate principal amount of $2,500,000 (the "First Debenture" and the "Second Debenture", respectively) will be issued and sold to CVI in separate closings. The first closing occurred as of March 25, 1996. The second closing is subject to the condition that the Company obtain, within 120 days of the issuance of the First Debenture, shareholder approval of an increase in the Company's number of authorized shares of Common Stock from 20 million shares to no less than 30 million shares. The second closing will take place, if at all, shortly after the Company obtains such approval.

                  The outstanding principal amount of the Debentures together with interest accrued thereon (at a rate of 10% per annum) is convertible into Common Stock at a price per share (the "Conversion Price") equal to the lesser of: (i) $2.50 (the "Fixed Conversion Price") and (ii) the Applicable Percentage (as hereinafter defined) of the average of the closing bid prices for the Common Stock on the NASDAQ National Market, or on the principal securities exchange or other securities market on which the Common Stock is then being traded, for the five consecutive trading days ending one trading day prior to the conversion date (subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications of similar events).

                  Applicable Percentage means (i) 100%, if the conversion date is within forty (40) days after the first closing, (ii) 90%, if conversion date is within eighty (80) days, but more than forty (40) days after the first closing and (iii) 85% if the conversion date is more than eighty (80) days after the first closing. The holder of the Debenture has the right to convert, at any time or from time to time, all or any part of the outstanding and unpaid principal amount of a Debenture into (i) Common Stock at the Conversion Price and (ii) if such conversion takes place after the 80th day following the first closing, warrants (the "Warrants") to acquire a number of shares of Common Stock equal to 50% of the number of shares of Common Stock issuable upon such conversion. The Warrants expire five years from the date of issuance and are exercisable at a price of $4.00 per share.

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CUSIP No.45253H101                                            Page 5 of 7 Pages
- ------------------                                            -----------------


                  Simultaneously, with the execution of the Securities Purchase Agreement, the Company and CVI entered into a Registration Rights Agreement pursuant to which the Company agreed to register the resale by CVI of the Common Stock underlying the Debentures and the Warrants under the Securities Act of 1933, as amended.

                  CVI utilized its own funds to consummate the purchase of the First Debenture and will utilize its own funds to consummate the purchase of the Second Debenture.

Item 4. Purpose of Transaction.

                  CVI is acquiring the Debentures for investment purposes for its own account. CVI does not currently have any plan or intention to acquire additional securities of the Company other than in connection with its obligation to acquire the Second Debenture at the second closing under the Securities Purchase Agreement and its intention to acquire the shares of Common Stock and Warrants issuable upon conversion of the Debentures and the shares of Common Stock issuable upon exercise of the Warrants.

                  Except as stated above, CVI has no plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  Based on a Conversion Price equal to the closing bid price of the Company's Common Stock on The NASDAQ National Market on March 22, 1996, ($2.50), the total of number of shares that CVI beneficially owns through the ownership of the First Debenture would be 1,000,000 shares of Common Stock or 6.1% of the outstanding Common Stock. No Warrants would be issuable if such Debenture were converted as of such date. As described above under Item 3, Warrants are issuable only if the conversion takes place after the 80th day following the first closing or on or about June 13, 1996. However, assuming the issuance of Warrants in connection with a conversion of the First Debenture at a Conversion Price equal to $2.50, CVI would beneficially own 1,500,000 shares of Common Stock (including 500,000 shares issuable upon exercise of Warrants) or approximately 8.8% of the outstanding Common Stock.

                  Pursuant to the terms of the Debentures and the Warrants, the holder thereof may never convert such Debentures or exercise such Warrants to the extent that upon such conversion or exercise such holder and its affiliates would hold in excess of 9.9% of the outstanding shares of Common Stock. In addition, the disposition of the Debentures and the Warrants is restricted so that, except in limited circumstances, the holder may not dispose of during any 90-day period Debentures and Warrants (or portions thereof) which, if converted into Common Stock, would represent, at the time of the transfer, in the aggregate, beneficial ownership by the transferee(s) of more than 9.9% of the Common Stock then outstanding. As a result, beneficial ownership may never exceed 9.9% of the outstanding shares of Common Stock solely on account of the Debentures and the Warrants.(1)

                  The number of shares of Common Stock beneficially owned by CVI will fluctuate depending on the Conversion Price from time to time in effect; provided, however, except to the extent that shares are disposed of, the beneficial ownership will never be less than the number of shares beneficially owned based on the Fixed Conversion Price ($2.50).

- --------
     1 The closing of the purchase and sale of the Second Debenture is subject to the approval of a Company's shareholders of an increase in the Company's authorized number of shares of Common Stock from 20 million shares to at least 30 million shares. If such approval takes place, subject to certain conditions, CVI will be bound to acquire an additional $2,500,000 principal amount Debenture. In no event may CVI convert the Debentures or exercise the Warrants to the extent it would beneficially own more than 9.9% of the Company's Common Stock. Based on the 15,526,357 shares of Common Stock outstanding on March 22, 1996, the maximum number of shares into which CVI could convert the Debentures and exercise the Warrants is 1,706,003.

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CUSIP No.45253H101                                            Page 6 of 7 Pages
- ------------------                                            -----------------

To the extent the Conversion Price is less than the Fixed Conversion
Price, the number of shares beneficially owned by CVI will increase without any action on the part of CVI, but such beneficial ownership can never exceed 9.9% of the outstanding shares of Common Stock. The number of shares beneficially owned by CVI can be determined by dividing the sum of the principal amount of Debentures held by CVI plus accrued interest thereon by the Conversion Price then in effect.

                  To the best knowledge of CVI, none of the individuals listed in Item 2 hereof beneficially owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than CVI's purchase of the First Debenture.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A - Securities Purchase Agreement (together with Side Letter thereto and form of the Debentures, Warrants and Registration Rights Agreement).

          Exhibit B - Limited Power of Attorney.

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CUSIP No.45253H101                                            Page 7 of 7 Pages
- ------------------                                            -----------------

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        CAPITAL VENTURES INTERNATIONAL

                        By: Arbit, Inc. (pursuant to a Limited Power of Attorney, a copy of which is filed as an exhibit hereto)

                        By: /s/ Arthur Dantchik
                            --------------------------------------------
                            Arthur Dantchik, President